Filed by AvalonBay Communities, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

 Subject Company: AvalonBay Communities, Inc.
Commission File No.: 001-12672

The following joint presentation of AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential was posted by AvalonBay on the Investor Relations section of its website on July 22, 2026.

Second Quarter 2026 Earnings Results & Merger Update AvalonBay Communities (NYSE: AVB) | Equity Residential (NYSE: EQR) Joint Investor Presentation July 22, 2026

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay Communities, Inc. (“AvalonBay”) operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder or stockholder, as applicable, approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that are described in the Registration Statement and Definitive Joint Proxy Statement/Prospectus (each as defined below) that have been filed with the SEC in connection with the proposed transaction and are available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay. Cautionary Statement Regarding Forward-Looking Statements 2

No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information and Where to Find It In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential has filed with the SEC a registration statement on Form S-4 (File No. 333-297128) (the “Registration Statement”) which includes the joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential. The Registration Statement was declared effective on July 13, 2026, and each of Equity Residential and AvalonBay commenced mailing of the definitive joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Definitive Joint Proxy Statement/Prospectus”) to their respective shareholders or stockholders, as applicable, on or about July 13, 2026. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Definitive Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Equity Residential AND AvalonBay ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov.The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential –Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. Participants in the Solicitation Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders or stockholders, as applicable, in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above. Additional Information 3

Merger Update | EQR 2Q26 Results | AVB 2Q26 Results

EQR and AVB to Combine in an All-Stock Merger of Equals

Redefining Leadership in Rental Housing

	AvalonBay Communities	+ Equity Residential	= NewCo
Enterprise Value[1]	$36B	$35B	**$71B**
Communities	322	312	**634**
Apartment Homes	~99,000	~85,000	**~184,000**
Dividends Paid 2Q26 annualized	$1.0B	$1.1B	**>$2.1B**[2]

Most Efficient Operator in a Very Fragmented Sector


Overlapping Regions
Non-Overlapping Regions

95%
Regional Overlap as % of NOI

Meaningful Overlap to Drive Margin Expansion

~2%
Market Share[3]

>180k Apartment Homes in our Markets Represent ~2% of Comparable Rental Stock[3]

Source: Company filings, CoStar, Census ACS, AvalonBay Market Research.
(1) Enterprise Value figures calculated as of Friday July 17, 2026.
(2) Initial annualized dividend is expected to be $2.81 per share, equivalent to EQR's current dividend per share and higher than AVB's current dividend yield.
(3) All 80+ unit institutional quality market rate rental communities plus an estimate of competitive, non-institutional quality market rate rental communities.

AvalonBay | Equity Residential
4

Transformative Combination Enables Structurally Higher Growth Leading Rental Housing Platform with Differentiated Capabilities & Scale Source: Internal company reports. • Operating efficiencies drive higher returns on new investments • Differentiated investment capabilities & expanded market presence Capability Led Strategy • Larger & more diversified asset base • Operating scale and capabilities Superior Internal Growth Higher Growth Compounds Over Time Enhanced External Growth • Facilitates further accretive growth Enduring Cost of Capital Advantage Capital Allocator Fortress Balance Sheet and Increased Self- Funding Capacity Operating Platform Technology, Scale, and Density Drive Margin Expansion Development Capabilities Scale Unlocks Superior Returns & Accelerates Growth Merger Update EQR 2Q26 Results AVB 2Q26 Results 5 Data Analytics Expanded data sets and AI optimize operating and investment outcomes Technology Increased capacity to invest in emerging technologies at a meaningfully lower cost per unit than competitors

Merger Update | EQR 2Q26 Results | AVB 2Q26 Results

Creates One of the Country's Leading Real Estate Companies

Key Milestones & Next Steps

- Delivers earnings accretion to both AvalonBay and Equity Residential shareholders[(1)]
- Expands margins and enhances the resident experience
- Fortress balance sheet provides capital to deploy across multiple growth channels
- Expands investment opportunities and solidifies company as leading developer of new rental housing
- Superior internal and external growth enables further accretive investment

Integration Priorities

Residents

Seamless Day 1 Experience for prospective and current residents

Associates

Prioritizing Day 1 Readiness across the organization

Investors

$175M of Gross Synergies[(2)] expected achievement in 18 months

May 21
Announced All-Stock Merger of Equals

Jun 8
Announced Combined Company Executive Leadership Team
Led by Benjamin Schall, President and CEO of AvalonBay

Jun 29
Announced Combined Company Board
14 Trustees, 7 from each company, led by Equity Residential Trustee, Stephen Sterrett, as Chairman

Aug 12
AvalonBay and Equity Residential Special Shareholder Meetings to Approve Transaction

(1) *Based on the midpoint of AVB and EQR's 2026 guidance on a full run-rate basis at time of announcement (May 21, 2026).*
(2) *Gross Synergies of $175M are presented before the projected impact of real estate tax reassessments ($50M), resulting in $125M of run-rate annual net operating synergies. See Joint Investor Deck published May 21, 2026, for additional details.*

AvalonBay | Equity Residential

6

EQR Second Quarter 2026 Earnings Highlights Equity Residential (NYSE: EQR)

[FAVORABLE SUPPLY BACKDROP FOR ESTABLISHED REGIONS PERSISTS, WHILE THE SUNBELT CONTINUES TO DIGEST STANDING INVENTORY] [SUBURBAN COASTAL PORTFOLIO POSITIONED TO OUTPERFORM] EQR 2Q26 Earnings Takeaways • 2Q26 Same Store Revenue growth driven by Physical Occupancy continuing above historical levels and better than anticipated Renewal Rate Achieved. San Francisco and New York continue as best performing markets. • Operating trends continue to improve as we progress through the primary leasing season. Net effective asking rents up ~ 7.5% since the beginning of the year, which is in line with historical norms. Pricing has not peaked.• Increased Same Store Revenue and NOI Guidance midpoints for Full Year 2026 by 20 basis points and 30 basis points, respectively. Source: Equity Residential 2Q26 earnings release dated July 22, 2026 and internal company reports. See Appendix for a reconciliation of EPS to FFO per share and Normalized FFO per share. (1) Pricing as of July 20, 2026. (2) Current Outlook based on outlook provided in 2Q26 Earnings Release dated July 22, 2026. Prior Outlook provided in 4Q25 Earnings Release dated February 5, 2026. Merger Update EQR 2Q26 Results AVB 2Q26 Results Same Store (Residential and Non- Residential) Revenue Growth Operating Expense Growth NOI Growth 2.4% 3.5% 1.8% 2.2% 3.5% 1.5% ‘26 Full Year Outlook Current(2) Prior(2) Results 2Q26 Normalized FFO Per Share Growth 3.0% Same Store Residential Revenue Growth Operating Expense Growth NOI Growth 2.1% 3.0% 1.7% 8 (1)

2Q Normalized FFO per Share Benefitted from Better-than- Expected Same Store NOI Performance 9 Normalized FFO per Share 2Q26 Results • Same Store Revenue growth was in line with expectations. • Same Store Expense growth was better than expected primarily due to lower than projected Repairs & Maintenance expense. • Overhead expenses were lower than expected. $1.00 $1.02 $0.01 $0.01 $0.95 $1.00 $1.05 OUTLOOK (MIDPOINT) SAME STORE NOI OVERHEAD & OTHER ACTUAL Source: Equity Residential 2Q26 earnings release dated July 22, 2026 and internal company reports. See Appendix for a reconciliation of EPS to FFO per share and Normalized FFO per share. 2Q26 Normalized FFO per Share Outlook vs. Actual Based on Outlook Range Midpoint

Established Markets expected to continue to outperform Expansion Markets

Initial and Current 2026 Full Year Same Store Residential Revenue Growth Projections
By Market



ESTABLISHED MARKETS(1) MIDPOINT ≈ 3.0%
≈90% of Same Store Residential revenue
8%
4%
0%
MIDPOINT
2.5%
TOTAL SAME STORE
BOSTON
NEW YORK
WASHINGTON DC
SEATTLE
SAN FRANCISCO
SOUTHERN CAL
EXPANSION MARKETS(1) MIDPOINT ≈ (1.8%)
≈10% of Same Store Residential revenue
8%
0%
(8%)
MIDPOINT
2.5%
TOTAL SAME STORE
ATLANTA
AUSTIN
DALLAS
DENVER
INITIAL RANGE
CURRENT PROJECTION

Source: Internal company reports.
(1) Established Markets projected to represent ≈ 90% of Same Store Residential revenue in 2026;
Expansion Markets projected to represent approximately ≈ 10% of Same Store Residential revenue in 2026.

Equity Residential

Market Performance
FY26 Outlook

San Francisco continues to outperform expectations with strong demand driving a 6.5% increase in average rental rates, an increase in Physical Occupancy and very low turnover.

High demand and little new supply in **New York** drove continued high Physical Occupancy and a 4.3% increase in average rental rates.

Washington, D.C. market continues to feel the impact on demand from a muted labor market.

Los Angeles and **Seattle** both saw softer demand heading into the primary leasing season resulting in higher than expected concession use and lower Physical Occupancy and Blended Rates.

10

AVB Second Quarter 2026 Earnings Highlights AvalonBay Communities (NYSE: AVB)

[SUBURBAN COASTAL PORTFOLIO POSITIONED TO OUTPERFORM] AVB 2Q26 Earnings Takeaways • 2Q26 Core FFO per share exceeded outlook driven by favorable Same Store Residential revenue and expense results • Asking rents are up 6.5% from the start of the year, consistent with historical norms (’15-’19 avg.) • 2Q Operating trends demonstrated healthy momentum → Same Store Like-Term Effective Rent Change (LTERC) accelerated 220bps q/q to 2.6%(1), and further in July to 3.7%(2) → Annualized Turnover declined 330bps y/y in 2Q • Increased full year Same Store Residential revenue and NOI growth outlooks +20bps(3) and +40bps, respectively Source: Internal company reports. See Appendix for a reconciliation of Net Income attributable to common stockholders to FFO and to Core FFO. (1) July data as of Monday July 20th, 2026. July new move-in Like-term Effective Rent Change was 2.0%, while renewal Like-Term Effective Rent Change increased 4.8%. (2) Represents 2Q26 Blended Like-Term Effective Rent Change. New move-in Like-term Effective Rent Change was 0.8% in 2Q (up 340bps q/q), while renewals increased 4.1% (up 120bps q/q). (3) The +20bps increase in our Full Year 2026 Same Store Residential revenue outlook is primarily driven by higher effective lease rates (~50%) and higher Other Rental Revenue growth (~50%). (4) Current Outlook based on outlook provided in 2Q26 Earnings Release dated July 22, 2026. Prior Outlook provided in 4Q25 Earnings Release dated February 4, 2026. (5) Includes current quarter completions. See Attachment 8 of AvalonBay’s 2Q26 Earnings Supplemental published July 22, 2026, for additional details. Merger Update EQR 2Q26 Results AVB 2Q26 Results Same Store Residential Revenue Growth Operating Expense Growth NOI Growth 1.6% 3.5% 0.7% 1.4% 3.8% 0.3% ‘26 Full Year Outlook Current(4) Prior(4) Results 2Q26 Core FFO Per Share Growth 1.4% Same Store Residential Revenue Growth Operating Expense Growth NOI Growth 1.6% 2.9% 1.0% 12 • Lease-up activity and Development NOI remain on-track, providing meaningful growth in ’26, accelerating into ‘27 AVB Development Update ~$3.7B Development Underway(5) Projected Total Capital Cost 6.3% Projected Initial Stabilized Yield ~9,500 New Apartment Homes

2Q Core FFO per Share Outperformance Primarily Driven by Favorable Revenue and Expense Results from the Same Store Portfolio

2Q26 Core FFO per Share Outlook vs. Actual

Based on Outlook Range Midpoint



$2.90
$2.80
$2.70
$2.77
$0.06
Expenses(2)
$0.03
Revenues
$0.01
$0.01
$2.86
OUTLOOK (MIDPOINT)(1)
SAME STORE RESIDENTIAL NOI
DEVELOPMENT NOI
OVERHEAD & OTHER
ACTUAL

Source: Internal company reports.

See Appendix for a reconciliation of Net Income attributable to common stockholders to FFO and to Core FFO.

(1) Based on outlook midpoint. See 1Q Earnings Release dated April 27th, 2026.

(2) Approximately $0.03 of the favorable expense results in 2Q are attributable to timing, which we expect to incur over the remainder of the year.

AvalonBay COMMUNITIES

Core FFO per Share

2Q26 Results

2Q Same Store Residential revenue performance exceeded our outlook, driven by higher effective lease rates (~33%), Economic Occupancy (~33%), and Other Rental Revenue growth (~33%).

2Q Same Store Expense outperformance was driven primarily by Repairs and Maintenance (R&M) – both from lower moveouts and project timing, as well as payroll.

Current Same Store Residential expense growth outlook of 3.5%, declined 30bps from our Initial Outlook, primarily driven by assumptions for lower turn-based maintenance, lower office operations expense (expensed bad debt), and lower than anticipated payroll costs.

13

Northern California Momentum Accelerating, with Metro NY Strength a Standout Among Steady Outlooks on the East Coast

AvalonBay COMMUNITIES

Initial and Current 2026 Full Year Same Store Residential Revenue Growth Projections

By Region



8%
4%
-
(4%)
(8%)
MIDPOINT
1.6%
ESTABLISHED REGIONS(1)
MIDPOINT ≈ 1.8%
EXPANSION REGIONS(1)
MIDPOINT ≈ (1.1%)
TOTAL SAME STORE
NEW ENGLAND
METRO NY/NJ
MID-ATL
PACIFIC NW
NORTHERN CAL
SOUTHERN CAL
SE FLORIDA
DENVER
OTHER EXPANSION REGIONS(2)
INITIAL RANGE
CURRENT PROJECTION

Source: Internal company reports.

(1) Established Regions projected to represent ≈ 92% of Same Store Residential revenue in 2026; Expansion Regions projected to represent approximately ≈ 8% of Same Store Residential revenue in 2026.

(2) Represents homes in Texas (1,975) and North Carolina (1,225).

Market Performance

FY26 Outlook

Northern California – led by San Francisco and followed by San Jose – continues to accelerate. Like-Term Effective Rent Change (LTERC) in the region increased to 7.3% in 2Q, up +260bps q/q.

Metro NY/NJ, led by New York City, is posting the highest LTERC on the east coast thru July. The city is outperforming the NY suburbs and New Jersey. The region produced 4.3% LTERC in 2Q, up +240bps q/q.

Mid-Atlantic rent growth in Northern Virginia and Suburban MD continue to outpace Washington, D.C.

Seattle underperformed our expectations in the 1H of the year; experiencing softer demand amidst announced tech layoffs in the market.

14

Slides 8 through 10 in this presentation are intended to accompany Equity Residential’s earnings release dated July 22, 2026 and should be read in conjunction with the earnings release. Equity Residential does not intend to update any of these documents, which speak only as of their respective dates. The earnings release is available on Equity Residential’s website at https://investors.equityapartments.com/ For definitions, additional information and reconciliations of non-GAAP financial information and certain defined terms included in slides 8 through 10 of this presentation, see pages 17 and 19 in this presentation in addition to pages 29 to 34 of Equity Residential’s earnings release. Slides 8 through 10 of this presentation dated July 22, 2026 contain forward-looking statements, which are indicated by the use of words such as “expects,” “projects,” “forecast,” “outlook,” “estimate” and other words that do not relate to historical matters. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and the Company cautions you against relying on any of these forward-looking statements. For information concerning risks and other factors that could cause such differences, see “Forward-Looking Statements” in Equity Residential’s second quarter 2026 earnings release that accompanies this presentation. Equity Residential does not undertake a duty to update the projections and expectations stated in this presentation, which speak only as of the date of this presentation unless otherwise referenced. Forward-Looking Statements Equity Residential 16

Established Markets includes Boston, New York, Washington, D.C., Seattle, San Francisco and Southern California (Los Angeles, Orange County and San Diego). Expansion Markets includes Denver, Atlanta, Dallas/Ft. Worth and Austin. FFO and Normalized FFO: Funds From Operations (“FFO”) – Nareit defines FFO (December 2018 White Paper) as net income (computed in accordance with GAAP), excluding gains or losses from sales and impairment write-downs of depreciable real estate and land when connected to the main business of a REIT, impairment write-downs of investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and depreciation and amortization related to real estate. Adjustments for partially owned consolidated and unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Expected FFO per share is calculated on a basis consistent with actual FFO per share and is considered an appropriate supplemental measure of expected operating performance when compared to expected EPS. The Company believes that FFO and FFO available to Common Shares and Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses from sales and impairment write-downs of depreciable real estate and excluding depreciation related to real estate (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and Units can help compare the operating performance of a company’s real estate between periods or as compared to different companies. Normalized Funds From Operations ("Normalized FFO" or "NFFO") – Normalized FFO begins with FFO and excludes: • the impact of any expenses relating to non-operating real estate asset impairment; • pursuit cost write-offs; • gains and losses from early debt extinguishment and preferred share redemptions; • gains and losses from non-operating assets; and • other miscellaneous items. Expected Normalized FFO per share is calculated on a basis consistent with actual Normalized FFO per share and is considered an appropriate supplemental measure of expected operating performance when compared to expected EPS. The Company believes that Normalized FFO and Normalized FFO available to Common Shares and Units are helpful to investors as supplemental measures of the operating performance of a real estate company because they allow investors to compare the Company's operating performance to its performance in prior reporting periods and to the operating performance of other real estate companies without the effect of items that by their nature are not comparable from period to period and tend to obscure the Company's actual operating results. 17

Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms Equity Residential FFO, FFO available to Common Shares and Units, Normalized FFO and Normalized FFO available to Common Shares and Units do not represent net income, net income available to Common Shares or net cash flows from operating activities in accordance with GAAP. Therefore, FFO, FFO available to Common Shares and Units, Normalized FFO and Normalized FFO available to Common Shares and Units should not be exclusively considered as alternatives to net income, net income available to Common Shares or net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO, FFO available to Common Shares and Units, Normalized FFO and Normalized FFO available to Common Shares and Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies. FFO available to Common Shares and Units and Normalized FFO available to Common Shares and Units are calculated on a basis consistent with net income available to Common Shares and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares in accordance with GAAP. The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Noncontrolling Interests – Operating Partnership". Subject to certain restrictions, the Noncontrolling Interests – Operating Partnership may exchange their OP Units for Common Shares on a one-for-one basis. The following table presents reconciliations of EPS to FFO per share and Normalized FFO per share for Consolidated Statements of Funds From Operations and Normalized Funds From Operations. (1) See Adjustments from FFO to Normalized FFO for additional detail. 18

Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms Equity Residential Actual June Actual June Actual Actual YTD 2026 YTD 2025 Q2 2026 Q2 2025 Per Share Per Share Per Share Per Share EPS – Diluted $ 0.54 $ 1.18 $ 0.30 $ 0.50 Depreciation expense 1.30 1.29 0.65 0.63 Net (gain) loss on sales 0.04 (0.55) 0.05 (0.15 Impairment – operating real estate assets — — — —FFO per share – Diluted 1.88 1.92 1.00 0.98Adjustments (1): Impairment – non-operating real estate assets — — — — Write-off of pursuit costs — 0.01 — — Debt extinguishment and preferred share redemption (gains) losses — — — — Non-operating asset (gains) losses (0.03) — (0.03) — Other miscellaneous items 0.16 0.01 0.05 0.01Normalized FFO per share – Diluted $ 2.01 $ 1.94 $ 1.02 $ 0.99Net Operating Income (“NOI”) – NOI is the Company’s primary financial measure for evaluating each of its apartment properties. NOI is defined as rental income less direct property operating expenses (including real estate taxes and insurance). The Company believes that NOI is helpful to investors as a supplemental measure of its operating performance because it is a direct measure of the actual operating results of the Company's apartment properties. NOI does not include an allocation of property management expenses either in the current or comparable periods. Rental income for all leases and operating expense for ground leases (for both same store and non-same store properties) are reflected on a straight-line basis in accordance with GAAP for the current and comparable periods. Physical Occupancy – The weighted average occupied apartment units for the reporting period divided by the average of total apartment units available for rent for the reporting period. Renewal Rate Achieved – The net effective change in rent (inclusive of Leasing Concessions) for a new lease on an apartment unit where the lease has been renewed as compared to the rent for the prior lease of the identical apartment unit, regardless of lease term. Residential – Consists of multifamily apartment revenues and expenses. Same Store Operating Expenses: Insurance – Includes third-party insurance premiums, broker fees and other insurance-related procurement fees along with an allocation of estimated uninsured losses. On-site Payroll – Includes payroll and related expenses for on-site personnel including property managers, leasing consultants and maintenance staff. Other On-site Operating Expenses – Includes ground lease costs and administrative costs such as office supplies, telephone and data charges and association and business licensing fees. Repairs and Maintenance – Includes general maintenance costs, apartment unit turnover costs including interior painting, routine landscaping, security, exterminating, fire protection, snow removal, elevator, roof and parking lot repairs and other miscellaneous building repair and maintenance costs. Utilities – Represents gross expenses prior to any recoveries under the Resident Utility Billing System (“RUBS”). Recoveries are reflected in rental income. Same Store Properties – For annual comparisons, primarily includes all properties acquired or completed that are stabilized prior to January 1, 2025, less properties subsequently sold. Properties are included in Same Store when they are stabilized for all of the current and comparable periods presented. Unless otherwise noted, includes both Residential and Non-Residential operations for these properties. 19

Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms Equity Residential 20 Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms Equity Residential Same Store Residential Revenues – Revenues from our Residential Same Store Properties only presented on a GAAP basis which reflects the impact of Leasing Concessions on a straight-line basis. Same Store Residential Revenues with Leasing Concessions on a cash basis is presented in Same Store Results and is considered by the Company to be a supplemental measure to Same Store Residential Revenues in conformity with GAAP to help investors evaluate the impact of both current and historical Leasing Concessions on GAAP-based Same Store Residential Revenues and to more readily enable comparisons to revenue as reported by other companies. Same Store Residential Revenues with Leasing Concessions on a cash basis reflects the impact of Leasing Concessions used in the period and allows an investor to understand the historical trend in cash Leasing Concessions. Slides 12 through 14 in this presentation are intended to accompany AvalonBay’s earnings release dated July 22, 2026 and should be read in conjunction with the earnings release. AvalonBay does not intend to update any of these documents, which speak only as of their respective dates. The earnings release is available on AvalonBay’s website at https://investors.avalonbay.com/ For definitions, additional information and reconciliations of non-GAAP financial information and certain defined terms included in slides 12 through 14 of this presentation, see pages 22 to 25 in this presentation in addition to Attachment 11 to the Company’s earnings release.

Slides 12 through 14 of this presentation dated July 22, 2026 contain forward-looking statements, which are indicated by the use of words such as “expects,” “projects,” “forecast,” “outlook,” “estimate” and other words that do not relate to historical matters. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and the Company cautions you against relying on any of these forward-looking statements. For information concerning risks and other factors that could cause such differences, see “Forward-Looking Statements” in AvalonBay’s second quarter 2026 earnings release that accompanies this presentation. AvalonBay does not undertake a duty to update the projections and expectations stated in this presentation, which speak only as of the date of this presentation unless otherwise referenced. Forward-Looking Statements AvalonBay Communities 21

Commercial represents results attributable to the non-apartment components of the Company's mixed-use communities and other non-residential operations. Development is composed of consolidated communities that are either currently under construction or were under construction and were completed during the current year. These communities may be partially or fully complete and operating. Established Regions include markets located in New England, the New York/New Jersey Metro area, the Mid-Atlantic, the Pacific Northwest, and Northern and Southern California. Expansion Regions include markets located in Raleigh-Durham and Charlotte, North Carolina, Southeast Florida, Dallas and Austin, Texas, and Denver, Colorado. Economic Occupancy is defined as total possible Residential revenue less vacancy loss as a percentage of total possible Residential revenue. Total possible Residential revenue (also known as “gross potential”) is determined by valuing occupied units at contract rates and vacant units at Market Rents. Vacancy loss is determined by valuing vacant units at current Market Rents. By measuring vacant apartments at their Market Rents, Economic Occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community’s gross revenue. FFO and Core FFO are generally considered by management to be appropriate supplemental measures of our operating and financial performance. FFO is calculated by the Company in accordance with the definition adopted by Nareit. FFO is calculated by the Company as Net income or loss attributable to common stockholders computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, cumulative effect of a change in accounting principle, impairment write-downs of depreciable real estate assets, write-downs of investments in affiliates due to a decrease in the value of depreciable real estate assets held by those affiliates and depreciation of real estate assets, including similar adjustments for unconsolidated partnerships and joint ventures, including those from a change in control. FFO can help one compare the operating and financial performance of a real estate company between periods or as compared to different companies because adjustments such as (i) gains or losses on sales of previously depreciated property or (ii) real estate depreciation may impact comparability between companies as the amount and timing of these or similar items can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. Core FFO is the Company's FFO as adjusted for non-core items outlined in the table below. By further adjusting for items that we do not consider to be part of our core business operations, Core FFO can help with the comparison of core operating performance of the Company between periods. A reconciliation of Net income attributable to common stockholders to FFO and to Core FFO is as follows (dollars in thousands): Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms AvalonBay Communities 22

Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms

AvalonBay Communities

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net income attributable to common stockholders	$155,720	$268,665	$481,450	$505,262
Depreciation - real estate assets, including joint venture adjustments	230,319	230,264	460,921	446,891
Income attributable to noncontrolling interests	1,173	1,190	3,733	1,190
Loss (gain) on sale of previously depreciated real estate	338	(99,457)	(179,574)	(155,926)
Casualty loss on real estate	—	858	4,619	858
FFO	387,550	401,520	771,149	798,275
Adjusting items:				
Unconsolidated entity activity (1)	(7,464)	1,223	(348)	2,465
Structured Investment Program loan reserve (2)	102	(247)	(162)	(230)
Hedge accounting activity	—	3	12	22
Advocacy contributions	525	87	2,659	87
Severance related costs	74	26	1,187	202
Expensed acquisition, development and other pursuit costs, net of recoveries (3)	19,085	1,407	21,666	5,295
Other real estate activity (4)	(223)	(3,614)	(307)	(3,747)
Legal settlements and costs	6,317	4,098	9,091	5,576
Income tax expense (benefit)	70	(531)	(224)	(647)
Core FFO	$406,036	$403,972	$804,723	$807,298
Weighted average common shares outstanding - diluted	141,834,769	143,292,306	141,323,779	142,889,432
Earnings per common share - diluted	$1.11	$1.88	$3.43	$3.54
FFO per common share - diluted	$2.73	$2.80	$5.46	$5.59
Core FFO per common share - diluted	$2.86	$2.82	$5.69	$5.65

(1) Amounts for Q2 and YTD 2026 consist primarily of unrealized gains on property technology and sustainability fund investments, as well distributions from an unconsolidated real estate venture. Amounts for Q2 and YTD 2025 consist primarily of net unrealized losses on property technology and sustainability fund investments.

(2) Represents changes to the loan loss reserve associated with the Company's lending commitments primarily under its SIP. The timing and amount of any actual losses that will be incurred, if any, is to be determined.

(3) Amount for Q2 and YTD 2026 includes costs related to the proposed merger with Equity Residential of $12,367 and a write-off of $4,545 for one development opportunity that the Company determined is no longer probable. Amount for YTD 2025 includes a write-off of $3,668 for one development opportunity that the Company determined is no longer probable.

(4) Amounts for Q2 and YTD 2026 include gains on sale of non-operating real estate. Amounts for Q2 and YTD 2025 consist primarily of the gain on the sale of a development right.

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Initial Stabilized Yield represents NOI as a percentage of Total Capital Cost for the first 12 months after Stabilized Operations and is weighted based on the Total Capital Cost of each community. Like-Term Effective Rent Change for an individual apartment home represents the percentage change in effective rent between two leases of the same lease term category for the same apartment. The Company defines effective rent as the contractual rent for an apartment less amortized concessions and discounts. Like-Term Effective Rent Change with respect to multiple apartment homes represents an average. New Move-In Like-Term Effective Rent Change is the change in effective rent between the contractual rent for a resident who moves out of an apartment, and the contractual rent for a resident who moves into the same apartment with the same lease term category. Renewal Like-Term Effective Rent Change is the change in effective rent between two consecutive leases of the same lease term category for the same resident occupying the same apartment. NOI is defined by the Company as total property revenue less direct property operating expenses (including property taxes), and excluding corporate-level income (including management, development and other fees), property management and other indirect operating expenses, net of corporate income, expensed transaction, development and other pursuit costs, net of recoveries, interest expense, net, loss on extinguishment of debt, net, general and administrative expense, income from unconsolidated investments, depreciation expense, income tax (benefit) expense, casualty loss, (gain) loss on sale of communities, other real estate activity and net operating income from real estate assets sold or held for sale. The Company considers NOI to be an important and appropriate supplemental performance measure to net income because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level property management overhead or financing-related costs. NOI reflects the operating performance of a community and allows for an easier comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impact to overhead as a result of acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets. Projected NOI, as used within this presentation for certain Development communities and in calculating the Market Cap Rate for dispositions, represents management’s estimate, as of the date of this presentation (or as of the date of the buyer’s valuation in the case of dispositions), of projected stabilized rental revenue minus projected stabilized operating expenses. For Development communities, Projected NOI is calculated based on the first twelve months of Stabilized Operations following the completion of construction. In calculating the Market Cap Rate, Projected NOI for dispositions is calculated for the first twelve months following the date of the buyer’s valuation. Projected stabilized rental revenue represents management’s estimate of projected gross potential minus projected stabilized economic vacancy and adjusted for projected stabilized concessions plus projected stabilized other rental revenue. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs. In addition, projected stabilized operating expenses for Development communities do not include property management fee expense. Projected gross potential for Development communities and dispositions is generally based on leased rents for occupied homes and management’s best estimate of rental levels for homes which are currently unleased, as well as those homes which will become available for lease during the twelve-month forward period used to develop Projected NOI. The weighted average Projected NOI as a percentage of Total Capital Cost is weighted based on the Company’s share of the Total Capital Cost of each community, based on its percentage ownership. 24

Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms AvalonBay Communities Residential represents results attributable to the Company's apartment rental operations, including parking and other ancillary Residential revenue. Same Store is composed of consolidated communities where a comparison of operating results from the prior year to the current year is meaningful as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the respective prior year period. Therefore, for 2026 operating results, Same Store is composed of consolidated communities that have Stabilized Operations as of January 1, 2025, are not conducting or are not probable to conduct substantial redevelopment activities and are not held for sale or probable for disposition within the current year. Stabilized Operations is defined as operations of a community that occur after the earlier of (i) attainment of 90% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment. Suburban (locations) are defined as submarkets having less than 3,500 households per square mile. Total Capital Cost includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment community, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees and a contingency estimate, offset by proceeds from the sale of any associated land or improvements, all as determined in accordance with GAAP. Total Capital Cost also includes costs incurred related to first generation commercial tenants, such as tenant improvements and leasing commissions. For Redevelopment communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in a prior period or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost. Turnover is the annualized number of units turned over during the period, divided by the total number of apartment homes for the respective period, and excludes any third-party managed communities. Urban (locations) are defined as submarkets having 3,500 or more households per square mile. 25